Oncternal Therapeutics, Inc.

12230 El Camino Real, Suite 230

San Diego, California 92130

April 29, 2024

VIA EDGAR

Tyler Howes

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Oncternal Therapeutics, Inc.

Registration Statement on Form S-3

File No. 333-277795

To the addressee set forth above:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of Oncternal Therapeutics, Inc., respectfully requests that the effective date of the Registration Statement on Form S-3 referred to above be accelerated so that it will become effective at 4:00 P.M. Eastern Time on May 1, 2024, or as soon as practicable thereafter.

If you have any questions or require additional information, please contact Anthony Gostanian of Latham & Watkins LLP at (858) 523-3969. Thank you for your assistance and cooperation in this matter.

Sincerely,

ONCTERNAL THERAPEUTICS, INC.

By: /s/ Chase Leavitt

Chase Leavitt

General Counsel

cc: James B. Breitmeyer, M.D., Ph.D., Oncternal Therapeutics, Inc.

Matthew T. Bush, Latham & Watkins LLP

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